Neptune Technologies & Bioressources inc.
Interim Consolidated Statement of Earnings
(unaudited)
	Three months ended		Six months ended
	November 30,		November 30,
	2006	2005	2006	2005
			$	$
Sales	1,947,595	1,354,451	3,499,084	3,037,604
Cost of sales and operating expenses (before amortization
and stock option related compensation)	1,311,173	1,041,681	2,505,400	2,322,857
Stock option related compensation	729,579	125,307	1,063,720	199,142
Research expenses	93,112	67,751	150,010	128,375
Financial expenses	153,389	293,933	283,141	596,900
Amortization	159,808	251,187	311,603	536,362
	2,447,061	1,779,859	4,313,874	3,783,636
Loss before the undernoted	(499,466)	(425,408)	(814,790)	(746,032)
Interest income	2,642	217	4,869	412
Foreign exchange gain (loss)	48,218	(27,411)	75,208	(96,810)
Net loss	(448,606)	(452,602)	(734,713)	(842,430)

Basic and diluted loss per share	(0.013)	(0.018)	(0.021)	(0.033)

Weighted average number of shares outstanding	34,520,703	25,594,805	34,520,703	25,594,805

The accompanying notes are an integral part of the consolidated financial statements.

Interim Consolidated Statement of Deficit
Interim Consolidated Contributed Surplus
(unaudited)

Interim Consolidated Statement of Deficit
		Three months ended		Six months ended
		November 30,		November 30,
		2006	2005	2006	2005
			941	$	$
Balance at the beginning of the period	BNR Filiale	(15,523,369)	(14,372,265)	(15,237,262)	(13,982,437)
Net loss		(448,606)	(452,602)	(734,713)	(842,430)
Share issue expenses		(343,688)		(343,688)

Balance at the end of the period		(16,315,663)	(14,824,867)	(16,315,663)	(14,824,867)

Interim Consolidated Contributed Surplus
		Three months ended		Six months ended
		November 30,		November 30,
		2006	2005	2006	2005
		$		$	$
Balance at the beginning of the period		1,506,257	419,232	1,172,116	345,387
Stock option related compensation – employees				678,376	106,566
Stock option related compensation – non-employees		357,731	86,641	385,344	92,576
Balance at the end of the period		2,235,836	544,529	2,235,836	544,529

The accompanying notes are an integral part of the consolidated financial statements.

Neptune Technologies & Bioressources inc.
Interim Consolidated Statement of Cash Flows
(unaudited)
	Three months ended		Six months ended
	November 30,		November 30,
	2006	2005	2006	2005
			$	$
OPERATING ACTIVITIES
Net loss	(448,606)	(452,602)	(734,713)	(842,430)
Non-cash items
Amortization of property and equipment	157,566	249,881	307,118	533,774
Amortization intangibles assets	2,242	1,307	4,485	2,588
Amortization of deferred financing costs	1,806	8,716	5,962	14,998
Capitalized interest on long term debt	11,552	189,919		380,070
Stock option related compensation – employees	371,848	38,656	678,376	106,566
Stock option related compensation – non-employees	357,731	86,641	385,344	92,576
Changes in working capital items (note 3)	(964,262)	(561,257)	(1,949,801)	(684,910)
Cash flows from operating activities	(510,123)	(438,740)	(1,303,229)	(396,768)

INVESTING ACTIVITIES
Property and equipment			(910,860)	(5,093)
Intangible assets	(21,002)	(17,974)	(23,919)	(53,001)
Short term deposits	(3,550,000)		(3,550,000)
Others assets	100,000	(10,977)	100,000	(10,977)
Cash flows from investing activities	(4,373,808)	(34,044)	(4,384,779)	(69,071)

FINANCING ACTIVITIES
Bank loan	(110,000)		(40,000)
Increase of long-term debt - plant	855,000		855,000
Repayment of long-term debt	(212,135)	(19,819)	(212,135)	(77,382)
Issue of capital stock	4,500,000	568,981	4,500,000	568,981
Issue of capital stock upon exercise of options	(50,136)		98,258
Share issue expenses	(343,688)		(343,688)
Cash flows from financing activities	4,639,041	549,162	4,857,435	491,599
Net increase (decrease) in cash and cash equivalents	(244,890)	76,378	(830,573)	25,760
Cash and cash equivalents at the beginning of period	290,218	131,332	875,901	181,950
Cash and cash equivalents at the end of period	45,328	207,710	45,328	207,710

The accompanying notes are an integral part of the consolidated financial statements.

Neptune Technologies & Bioressources inc.
Interim Consolidated Balance Sheets
(unaudited)
		Unaudited
		November 30,
		2006	2006
		$	$
ASSETS
Current assets
Cash and cash equivalents		45,328	875,901
Short term deposits (3.5%)		3,700,000	150,000
Accounts receivable		2,281,009	1,484,063
Research tax credits receivable		146,738	109,858
Inventories		2,493,885	1,256,573
Prepaid expenses		144,291	137,438
		8,811,251	4,013,833
Property and equipment		4,463,235	3,457,394
Intangible assets		527,010	507,576
Other assets		26,697	135,009
		13,828,193	8,113,812

LIABILITIES
Current liabilities
Bank loan			40,000
Accounts payable and accrued liabilities
Company controlled by an officer and director		37,446	9,901
Other		1,538,857	1,438,214
Short term portion of long term debt		1,017,140	742,571
		2,593,443	2,230,686
LONG-TERM DEBT (note 4)		3,714,310	2,946,263
		6,307,753	5,176,949

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Capital stock (note 5)		21,600,267	17,002,009
Contributed surplus		2,235,836	1,172,116
Deficit		(16,315,663)	(15,237,262)
		7,520,440	2,936,863
		13,828,193	8,113,812

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,

/S/ Henri Harland	/S/ Michel Timperio
President and Director	Administrator

Neptune Technologies & Bioressources inc.

Notes complémentaires intermédiaires
November 30, 2006 (unaudited)

1 - INTERIM FINANCIAL INFORMATION

These interim consolidated financial statements as at November 30, 2006 are unaudited. They have been prepared by the Company in accordance with generally accepted accounting principles in Canada for interim information and use the same accounting policies as the consolidated financial statements for the fiscal year ended May 31, 2006. These interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company's 2006 annual report. The interim financial statements have not been reviewed by the auditors.

2 - RELATED PARTY TRANSACTIONS

The Company is commited with a shareholder (a company controlled by an officer and director), to pay royalties in semi-annual instalments of 1% of net annual sales, for an unlimited period. The amount paid cannot exceed net earnings before interest, taxes and amortization.
For the current period of six months, total royalties amount to $19,476 ($13,472 in 2005). As at November 30, 2006, the balance due to this shareholder amounts to $34,946 ($17,530 as at August 31, 2006). This amount is presented on the balance sheet under accounts payable and accrued liabilities.

These transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

3 - INFORMATION INCLUDED IN THE STATEMENT OF CASH FLOWS

The changes in working capital items are detailed as follows:
		Three months ended		Six months ended
			November 30,		November 30,
		2006	2,005	2006	2,005
				$	$
Trade accounts receivable		(446,971)	(178,165)	(796,946)	(384,905)
Research tax credits receivable		(16,292)	(19,314)	(36,880)	(33,729)
Inventories		(727,985)	(389,607)	(1,237,312)	(240,914)
Prepaid expenses		(29,618)	7,240	(6,853)	6,242
Accounts payable and accrued liabilities		256,604	18,589	128,190	(31,604)
		(964,262)	(561,257)	(1,949,801)	(684,910)

4 - LONG TERM DEBT

				November 30,	May 31,
				2006	2006
				$	$
Mortgage loan, $1,200,000 par value, secured by processing and laboratory equipment having an amortized cost of $2,759,496 in 2006, prime rate plus 6.75% (14.75% as at November 30, 2006, and at May 31, 2006), payable in monthly capital instalments of $26,650, with a moratorium on
instalments until August 2006, maturing in February 2010				1,040,050	1,120,000

Mortgage loan, $980,000 par value less the net value of series "E" warrants, secured by the universality of property, weekly variable interest rate determined by the lender plus 5%
(12.5% as at November 30, 2006, 12.25% as at May 31, 2006), payable in 60 monthly capital instalments of $16,333 with a moratorium on instalments until August 2006, maturing in September
2011				914,893	957,713

Mortgage loan, $1,500,000 par value less the net value of the issued shares, secured by the universality of property, weekly variable interest rate determined by the lender plus 3% (2.25% in
(10.5% as at November 30, 2006, 10.25% as at May 31, 2006), payable in 60 monthly capital
instalments of $25,000 with a moratorium until August 2006, maturing in September 2011				1,381,798	1,443,923

Mortgage loan, $855,000 par value, maturing in 15 years, secured by plant property, fixed interest rate at
7.70% (10 years), and payable during the first 10 years by monthly instalments of $8 057.71$. Balance
to be renegociated after 10 years.				852,581	0

Secondary mortgage loan, $399,750, secured by plant property, fixed interest rate at 10.25%.
Maturing in 5 years, and payable during 5 years by monthly instalments of $8 500.94$. (1)				394,593	0

Obligations under capital leases, interest rates varying from 0.00% to 15.46%, payable in monthly
instalments of $4,633 ($7,235 as at May 31, 2006), maturing at different dates until october 2010.				77,535	97,198

Unsecured loan, without interest, matured				70,000	70,000

				4,731,450	3,688,834
Short term portion of long term debt				1,017,140	742,571
				3,714,310	2,946,263

(1) This secondary mortgage loan represents the balance of sale of $399,750, financed by the seller, for the plant acquisition in the amount of $1,254,750

5 - CAPITAL STOCK

				November 30,	May 31,
				2006	2006
				$	$

Issued and fully paid
36 154 790 commun shares (34 292 290 share at May 31, 2006)				21,600,267	17,002,009

				21,600,267	17,002,009

During the period, changes in the Company's issued capital stock were as follows:

				Number of
				shares	Consideration
					$
Common shares
Balance as at May 31, 2005				25,594,805	10,656,737
Issued following the conversion of debentures				3,800,000	3,881,512
Issued for cash				600,000	600,000
Issued as settlement of expenses				288,188	288,188
Issued upon exercise of stock options				733,375	416,499
Issued upon exercise of series "H" and "I" warrants				3,275,922	1,159,073
Balance as at May 31, 2006				34,292,290	17,002,009	34	292	290
Issued upon exercice of stock options				362,500	98,258
Issued in connection of a private placement				1,500,000	4,500,000
Balance as at November 30, 2006				36,154,790	21,600,267	36	154	790

6 - OPTIONS RELATED COMPENSATION PLAN

The Company introduced a stock-based compensation plan for its directors, managers, employees and consultants.

Activities within the plan are detailed as follows:
		November 30, 2006		May 31, 2006
			Weighted		Weighted
			average		average
		Number of	exercise	Number of	exercise
		options	price	options	price
			$		$
Options outstanding at the beginning of the period		3,703,875	0.25	2,926,000	0.25
Granted	175000	1,202,500	2.69	2,796,000	0.53
Exercised	55000	(362,500)	0.27	(733,375)	0.26
Cancelled	11500	(145,500)	0.67	(1,284,750)	0.27
Options outstanding at the end of the period		4,398,375	1.08	3,703,875	0.45
Exercisable options as at the end of the period		1,288,875	0.41	843,042	0.3

					November 30, 2006
	Options outstanding			Exercisable options
		Weighted		Number
	Weighted	remaining	Number	of options	Weighted
	average	contractual	of options	exercisable	average
Range of	exercise	life	outstanding	as at	exercise
exercise prices	price	outstanding	30-11-2006	30-11-2006	price		541076.1593	0.419804992
	$				$
0,25	0.25	2.98	2,412,875	1,050,375	0.25	0.548583284	265715.2581
0,75 à 1,00	0.99	4.13	467,000	115,500	0.99	0.106175576	114448.8758
1,15 à 1,75	1.31	2.77	316,000	123,000	1.31	0.071844715	160912.0253
2,60 à 3,00	2.63	4.61	1,122,500	0	0.00	0.255207889	0
3,50	3.50	5.00	80,000	0	0.00	0.018188536	0
	1.07	3.54	4,398,375	1,288,875	0.42
7 - COMPARATIVE FIGURES
Certain comparative figures have been reclassified to conform with the presentation adopted in the current period.

8 - SEGMENT DISCLOSURES

Descriptive information on the Company's reportable segments

The Company has only one reportable operating segment: processing and commercializing products derived from marine biomasses.

Geographic information

All the Company's assets are located in Canada.
The Company sales are attributed to the following countries based on the customer's country of domicile:
				November 30, 2006
			3 month	6 month	May 31, 2006
				$	$
Canada			205,273	224,640	1,471,904
United States			1,158,363	2,122,550	4,203,194
Europe			503,618	994,597	519,068
Asia			80,342	157,298	717,558
			1,947,595	3,499,084	6,911,724

Information about major customers

For the 6 month period, an amounts of $1,453,805 of the Company's total sales are from five customers ($1,266,387 from two customers in 2005)